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                          May 19, 2021

       Weiguang Yang
       Chief Executive Officer
       Zhongchao Inc.
       Nanxi Creative Center, Suite 218
       841 Yan   an Middle Road
       Jing   An District, Shanghai, China 200040

                                                        Re: Zhongchao Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 17, 2021
                                                            File No. 333-256190

       Dear Mr. Yang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Arila Zhou, Esq.